Exhibit (a)(9)

Placer Dome Investment Community Conference Call

November 23, 2005
9:30 a.m. EST

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the "Placer Dome Rejects the Barrick Offer" conference call.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone.

As a reminder, this conference is being recorded Wednesday November 23, 2005. If at any time during the conference you need to reach an operator, please press star zero. I would now like to turn the conference over to Mr. Greg Martin, Director Investor Relations. Please go ahead sir.
Greg Martin:	Thank you operator. Good morning ladies and gentlemen and welcome to our conference call regarding Placer Dome's Board of Directors Recommendation to Reject the Barrick takeover offer.

In our remarks, we'll make several forward-looking statements. These include statements about our expectations, beliefs, intentions or strategies for the future which we indicate by words such as anticipate, intend, believes, estimate, forecast, expect, will, outlook and similar words.
All forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions we have made.

Actual risks might differ materially from those projected in these statements. We base our forward-looking statements on information currently available to us, and we do not assume any obligation to update them except in accordance with applicable securities laws.

All shareholders of Placer Dome will receive a copy of the Directors' circular in the coming days. Shareholders are encouraged to read this document thoroughly and completely, as it contains important information additional to what will be covered on this conference call. The Directors' Circular is also available on SEDAR in Canada, the SEC website in the United States, and on our website at www.placerdome.com.

All the figures discussed on this call are in U.S. dollars, and there is a short presentation accompanying this conference call available for viewing on our website. I would now like to turn the call over to Mr. Robert Franklin, Chairman of the Board of Placer Dome.

Robert Franklin:	Thank you Greg and good morning ladies and gentlemen. I'm pleased that so many of our shareholders and other interested people can join us today.
Three weeks ago I was informed by Barrick Gold Corporation of their intention to make a hostile takeover offer for your company.

Just two weeks ago, they formally made their offer. Today your Board of Directors unanimously recommends that all Placer Dome shareholders reject the Barrick offer and do not tender their shares. I want to address the reasons for this recommendation briefly and then turn the call over to Mr. Peter Tomsett, your President and CEO, to address a number of issues in more detail.

Since Barrick's announcement, your Board and an independent Special Committee of your Board have been involved with management and our advisors analyzing the Barrick offer. After studying all the information and analysis currently available, your Board is unanimous in its recommendation to reject the Barrick offer.

The Directors' Circular contains a full list and discussion of the reasons for recommending that shareholders reject the Barrick offer. And I encourage you to read it thoroughly. The principal reasons for the Board's recommendation revolve around three key points. First, the Barrick offer does not give you, our shareholders, adequate value for your company.
Secondly, the Barrick offer is opportunistic and does not offer an adequate premium to Placer Dome's trading price.
And finally, the Barrick offer does not compensate our shareholders for the risks and uncertainty associated with accepting Barrick shares as part of the consideration.

Barrick clearly timed their takeover offer to take advantage of a short term value gap that had opened between our two company's shares. Since early 2004 and up until this short term price gap, Placer Dome shares traded at or near the prevailing implied Barrick offer price.
In the opinion of your board, the Barrick offer represents an inadequate control premium to the share price of Placer Dome particularly given the opportunistic timing.

Additionally, your Board received opinions from each of CIBC World Markets, Goldman Sachs, and Morgan Stanley, each stating that Barrick's offer is inadequate from a financial point of view. To the shareholders of Placer Dome, this is inadequate.

We have also been informed that none of our Directors or Senior Officers intend to tender into the Barrick offer.

I will wrap up my comments with the following. Your Board of Directors will do whatever we believe is in the best interest of our shareholders. As discussed in the Directors' Circular, we've been working to evaluate a range of strategic alternatives that may enhance shareholder value, and have been in contact with a number of parties who have expressed an interest in considering alternative transactions.

We have established an electronic data room and discussions are being pursued with various of these third parties who have signed confidentiality and standstill agreements in order to generate value-enhancing alternatives.

The Board believes that the strategic value of quality gold and copper assets makes the company attractive to other parties. In any event, we believe Placer Dome as a standalone entity offers our shareholders superior value and growth when compared to a 35% interest in a combined Placer Dome Barrick entity where the Placer Dome value today and the growth in the future will be disproportionately for the benefit of Barrick shareholders.
The Barrick offer does not adequately compensate Placer Dome shareholders for scarce and valuable mineral assets, its gold production growth, or its portfolio of lands and projects.

I urge you on behalf of your Board of Directors to reject the Barrick offer by not tendering your shares. With those comments, I would like to turn the call over to Peter Tomsett, your President and CEO.
Peter Tomsett:
Thanks Rob and good morning everyone. Thanks for taking the time to join us. It's been frustrating for me, our Directors and Placer Dome employees, as due to regulatory requirements we were unable to respond to shareholders on the Barrick offer until we reached the recommendation and completed the Directors' Circular.
With its filing today, I'm pleased to be able to talk with you about why we have recommended rejecting the Barrick offer, the full reasons for which are described in the Directors' Circular.
Our analysis of the transaction can be summed up by the words, "it's easy to see why Barrick needs us, but it's difficult to understand why we should want Barrick."

Placer Dome has a rich history, quality assets, and the best pipeline of development projects, which I believe point us toward a strong future. I believe that future should not be dissolved into an inadequate offer that primarily benefits Barrick's shareholders.

Let me just talk to some of the points that resonate with me as to why this offer does not reflect the fundamental value of Placer Dome.
We have 16 operations in seven countries. We are truly global — possessing the skills and expertise required to operate around the world.

Our mines are located in some of the world's most prolific gold-producing areas. You can't replicate a portfolio that includes the Red Lake and Timmins Districts in Canada, South Carlin trends in the U.S., the Mara shear in Tanzania, and Kalgoorlie greenstone belts in Australia amongst others.

We've been building significant land positions around all our mines. It's been our quiet but determined strategy for the last five years. Those land positions have significantly contributed to reserve growth of 60% since 2001. Those land positions and talented people have made us the only senior gold-mining company to have replaced reserves from our operating mines in each of the last four years. And I'm confident that 2005 will mark the fifth consecutive year.

Quality land is what this business is all about,and we have lots of it. We also have growth — significant development projects — Cortez Hills, Pueblo Viejo, Donlin Creek, Mt. Milligan and Sedibelo. Most companies are lucky to have one development project.

We announced the approvals of the Cortez Hills and Pueblo Viejo projects earlier this year. These will be quality low-cost operations that will have a meaningful impact on the financial performance of this company.

We are actively progressing on other projects along the development pipeline. And together these have 16 million ounces of gold reserves, over 13 million ounces of gold resources, and 2.9 million ounces of platinum group metal resources. These opportunities are impossible to replicate, particularly in a $490 per ounce gold environment.

Let me turn my attention to Barrick. I want to point out to you some of the concerns we had in reviewing their offer. As the majority of the consideration is Barrick shares, it's important for all Placer Dome shareholders to understand Barrick.
Barrick shares had been performing strongly coming into this offer on the back of new projects coming online and the perception of improving performance.
In addition to highlighting the opportunistic timing, the Directors' Circular raises a number of risk factors with accepting Barrick shares.

Their near term production and apparent financial momentum masks two important issues. Firstly, Barrick is facing a production drop over coming years with only the uncertain Pascua-Lama project on the horizon to lessen the drop.

Analyst estimates indicate that their production in contrast to our growth is expected to shrink by 9% by 2010 assuming Pascua-Lama is developed and 21% if it is not.
If it gets permitted, we believe that there is a risk that Pascua-Lama might not be developed on an economically viable basis.
As Pascua-Lama represents approximately 20% of Barrick's reserves, they have a big problem if Pascua-Lama proves to be uneconomic as little else of significance is in the pipeline.
And just to make sure the project economics are a little more challenged, Barrick burdened the project with 6.5 million ounces of its gold hedge book at a current price of approximately $290 an ounce.
Of course if Pascua-Lama is not built, Barrick will need to return to reporting these hedges as part of their overall corporate gold sales contract.

The second issue is that their financial performance has been partially driven by deferring delivery of gold into their hedge positions. Barrick's strategy of continuing to push 13.6 million ounces of gold hedges into the future is inconsistent with their statements to shareholders that they think the gold market will remain strong.

This strategy continues to mortgage the future for the benefit of short term results. The growing financial obligation that they have been accruing is significant. As of September 30, 2005, Barrick's unrealized mark-to-market loss on installed hedges was $2.4 billion.
The average current price of their positions is about $300 per ounce or $190 per ounce below current spot prices. We do not believe the state of Barrick's hedge book is well understood by investors.

As you know, we have gold hedge position as well. But we told investors that we would reduce it consistently over time and we've done just that. We will reduce our hedge book by 1.5 million ounces this year or 17%. Our shareholders have taken the opportunity of cost sharing this year and that cost should not be borne for the benefit of Barrick.

So far in 2005, Barrick has delivered 400,000 ounces into their gold hedges at $375 per ounce. Clearly they're delivering an immaterial amount of gold into their hedges, 3% of their book year-to-date and clearly they are delivering only the higher priced positions. Both of these factors have enabled Barrick to report better financial results in the near term possibly at the expense of longer term performance.

Finally my other comment on Barrick relates to their arrangement with Goldcorp. I cannot understand why Barrick would contemplate selling all of our Canadian assets, La Coipa, 40% of Pueblo Viejo and Mount Milligan to a third party.

Large gold mining companies should be buyers of quality assets, not sellers. Why sell the upside of high quality Canadian gold mining assets without knowing anything about them? Why sell 40% of a 13 million ounce Pueblo Viejo reserve without knowing the potential of that mine? Why deprive shareholders of an upside exposure to these mines by fixing the cash value today?
If Barrick knew these assets as well as we know them, I don't think they'd be selling them at this price.

For example, the Campbell mine is one of the most prolific mines in the history of gold mining operating since 1939. We are still learning more about that ore body and it holds exceptional promise. Porcupine and Musselwhite are both quality mines that will be around for decades. You don't find gold operations of this tenor often.

At the Pueblo Viejo project, the deposits are open at depth and we haven't even drilled one true exploration hole on this property. Yet all of the upside is potentially sold to a third party at a fixed price. I do not believe this is a smart arrangement for Barrick. The Goldcorp arrangement does not allow our shareholders to participate in the future performance of these assets and to benefit from the synergy potential of those properties.

So clearly when you look at what Placer Dome has, what Barrick may be in the future, and what Barrick would sell to Goldcorp, I do not believe Placer Dome shareholders should accept this inadequate offer. It is an opportunistic offer that is inadequate on the basis of fundamental value and attempts to buy the company on the cheap at an inadequate premium.

Barrick has indicated that the deal is accretive to their shareholders on all metrics. And we agree. The flipside of accretion is that it comes at some expense, and in this case, at the expense of our shareholders.

I stand unanimous with my fellow Board members in recommending that you reject the Barrick offer. We will work hard through this period to protect your best interests. And we will work hard to ensure all shareholders realize the significant value evident in your company.

We're evaluating a range of strategic alternatives that might enhance shareholder value. If such an opportunity is available, we will pursue it. But if not, we hope you will work with us to fend off this opportunistic and inadequate offer for your company. With those comments, I'm happy to open up the line for a few questions please operator.

Operator:
Thank you. Ladies and gentlemen, if you'd like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-toned prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If you are using a speakerphone, please lift your handset before entering your request. One moment please for the first question.
Our first question comes from the line of John Bridges from JP Morgan. Please proceed with your question.
John Bridges:
Good morning Peter, everyone. Much has been said about this tax bump within Canada. And it seems to be a pretty misunderstood issue. I just wondered what your understanding of this was. What would be the impact and which assets would benefit from it?
Peter Tomsett:
Yes thanks John. I think you're absolutely right, it is a misunderstood issue. And you might not have had time to plow through the Directors' Circular. But you will see a comment in there, and I don't want to get into details about it. But we do not believe that that presents any material advantage to Barrick in terms of potential transactions.
John Bridges:	So I can see something on the Canada revenue website about it applying to property transactions. Has it been applied in the mining industry before?
Peter Tomsett:
I'm not sure where it's going to apply. I mean it's something that was raised by Barrick in their bid circular. And as I said, we don't believe it has a material advantage to Barrick for potential transactions depending on the objectives of whatever third parties might have.
John Bridges:	Okay, thanks Pete.
Peter Tomsett:	Sure.
Operator:	Our next question comes from the line of Michael Fowler from Desjardins Securities. Please proceed with your question.
Michael Fowler:
Yes Peter, just a couple of things. Didn't have time to look at the Directors' Circular too much. But what you're saying in your calculations of Pascua-Lama, you're basically saying that it's uneconomic?
Peter Tomsett:	We haven't done any calculations on Pascua-Lama. We don't have any inside information. All we know is what's in the public domain.

I mean our view is really formed on the basis that Barrick has been saying that they're going to build this thing for a long time. If you go back to the '99 Annual Report, they said it was going to be in production in 2003. It's now the end of 2005 and they haven't even turned the first sod.

So we just question there's got to be something there that's causing them not to build it. And I think it's all the things that we've pointed out. It's not permitted. They've burdened it with an enormous out of the money hedge book. And we just see that this is about the fact that the consideration that they've offered for Placer Dome stock is Barrick shares.

And we just want our shareholders to understand that there's a potentially significant amount of value built into Barrick shares for Pascua-Lama. Twenty percent of their reserve base is based on Pascua-Lama. And we just believe our shareholders should consider the fact that we believe that there is some risk that that project might not be built. And even if it is built, it might not be economically viable.
Michael Fowler:	Thanks. Just on the hedge book, I noticed on page eight of the circular, it looks as though the Barrick's mark-to-market spot price, break-even price is around 260 — or is it 300?
Peter Tomsett:	I think if you go to the footnotes, it's calculated out at 300.
Michael Fowler:	Okay, thanks very much. Just going forward, would you entertain any looking at sort of combining with other smaller partners to fend off Barrick?
Peter Tomsett:
Well as we said in the Directors' Circular, we have opened an electronic data room. We've been solicited by many companies and we've approached many companies. Many of them have signed off their confidentiality agreements and are looking at their data. And we'll see what comes out of that and we'll decide at an appropriate point in time.
Michael Fowler:	Okay, thanks Peter.
Peter Tomsett:	Thanks Michael.
Operator:
Ladies and gentlemen, as a reminder, to register for a question, please press the 1 followed by the 4 on your telephone. Our next question comes from the line of Mark Smith from Dundee Securities. Please proceed with your question.
Mark Smith:
Yes, good morning gentlemen. Just a quick question. I know I should know the details a little bit more. But could you just go through your shareholder's protection now and what you can do with respect to that?
Peter Tomsett:
Sure Mark. I mean the shareholder rights plan is aimed at protecting the interest of shareholders to make sure that any bid is fair to all shareholders and is open for long enough to let them assess any offer and look for alternatives.
Now Barrick knew what was out there. I mean the plan is a matter of public record. And they chose not to make a friendly bid under the plan.

And so the shareholder rights plan is in place and is available to protect us.
Mark Smith:
All right, just a second part of the question. Perhaps you could — there are a number of assets that you've been doing some very significant exploration on, Bald Mountain amongst others. Could you just give us an idea of what sort of upside you're seeing from that exploration that may not be getting full value at this particular point?
Peter Tomsett:
We've been obviously doing exploration of many places. I think a key point that I raised is that we've been able to replace our reserves at our existing mines for each of the last four years. And as I said, we expect to be able to do that again this year. I'm not going to talk about any particular issues or particular mines.

But one of the key points was that we believe that the timing of this bid was very opportunistic because we are coming up to near year end and we are coming up to a time when we would be recalculating our resources and reserves. And I believe that Barrick has probably taken that into consideration to get in before we would get to our normal course release of those results.
Mark Smith:	All right, thank you.
Peter Tomsett:	Thanks Mark.
Operator:	Our next question comes from the line of Chantel Goslin from Haywood Securities. Please proceed with your question.
Chantel Goslin:	Good morning. Mark did ask a question regarding the rights offering plan, but could you explain that a little bit more? How and when that would be triggered?
Peter Tomsett:
Well the plan is in place all the time. But what it allows for is for a permitted bid to be open for — amongst a whole lot of other things, it needs to be open for 60 days and available on equal terms to all shareholders. The Barrick plan clearly doesn't do that.

So if they take up shares while the plan is in place, then the plan is triggered or the issue of the rights are triggered. But once again, this is a standard shareholder rights plan. There's nothing different about ours from anyone else's — nothing materially different. It's to protect the rights of our shareholders.
Chantel Goslin:	So would that mean that on December 20th for example, if there's no other offer for Placer Dome, that rights offering would be triggered and — I'm not sure I understand really how this is working.
Peter Tomsett:	If the plan was in place and has not been struck out by the courts, at that time, if Barrick started to take up their shares, then the rights are triggered.

Chantal Goslin:	Okay. Thank you.
Operator:	Our next question comes from the line of David Gagliano from Credit Suisse First Boston. Please proceed with your question.
David Gagliano:
Hi. I just have a quick question and frankly I did not get through the details. But I don't believe I saw anything with regards to the synergies that Barrick's mentioned. I think they're indicated about $240 million of the annual synergies. Do you have any comments with regard to that figure? Does that seem realistic to you?
Peter Tomsett:	We don't really have any comments on that figure. I mean we don't know how they've calculated it. We don't know what basis it was on.

But I think we can say that we don't see that there's any significant difference in potential synergies between them and anyone else. Where we've got operations all around the globe, many other people do as well. And we don't see that there's anything special about synergies between us and Barrick.
David Gagliano:	Fair enough. Thanks.
Peter Tomsett:	Thanks David.
Operator:	Our next question comes from the line of Paul Durham from HSBC. Please proceed with your question.
Paul Durham:
With regards to the selling off of the certain Canadian assets to Goldcorp in the Barrick proposal — can you tell me exactly what the status of the right of first refusal is with the joint venture partners, and when that actually gets triggered? There is an understanding that it only gets triggered once the sale to Goldcorp is actually done, subsequent to Barrick taking you over if indeed that's the case. But I just wondered if you could just clarify your thinking as far as the rights of first refusal — say on the Kinross joint venture that you have?
Peter Tomsett:	I mean to be honest, we haven't focused on that. I mean we think that the offer is inadequate and that's for Barrick to deal with. It's nothing — it's not our problem.
Paul Durham:	Okay.
Operator:	Mr. Tomsett, there are no further questions at this time.
Peter Tomsett:
Okay, thank you operator. Thanks to everyone for calling in. I think we've made our position very clear. And I think our position is very compelling. And we will be making sure that everyone knows about it. Thank you very much and look forward to your support.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines. Have a great day everyone.

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